Nasdaq Regulation

Nasdaq

Eun Ah Choi
Vice President
Listing Qualifications

By Electronic Mail

December 29, 2021

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on December 29, 2021 The Nasdaq Stock Market LLC (the "Exchange") received from Aetherium Acquisition Corp. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Units, each consisting of one share of Class A Common Stock and one Warrant

Class A Common Stock, $0.0001 par value per share

Warrants

We further certify that the securities described above has been approved by the Exchange for listing and registration upon official notice of issuance. This certification amends and supersedes our earlier certification of approval dated December 22, 2021.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,

Eun Ah Choi